
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 6, 2009

Mr. Raymond Li
Chief Financial Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re: China-Biotics, Inc.**
> **Amendment No. 1 to Form 10-KSB on Form 10-K/A**
> **Filed March 20, 2009**
> **File No. 1-34123**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB on Form 10-K/A

General

1. In addition to the following comments, please revise your Form 10-K to comply with our comments issued on April 3, 2009 regarding your Form S-1, as applicable.

2. We note your response to prior comment one. Please explain why you believe that you were a small business issuer as of March 31, 2008 and therefore eligible to rely

on Release 33-8876's transition provisions for companies formerly recognized as small business issuers. In this regard, we note that as of March 31, 2008, your revenues and public float appeared to exceed $25 million.

Competition, page 12

3. We note your response to prior comment three. Please provide objective support for the following statements:

- "We believe that we produce superior products, and that the probiotic contents in our competitors' products are not clearly stated on the product labels and contain an uncertain quantity of active probiotic bacterium";

- "Management believes this longevity rate is the highest among all manufacturers of probiotics products in China"; and

- "Our management believes that we have a significant advantage over these competitors in terms of cost and quality of product."

4. Disclose how you determined that the three companies you refer to were the "most comparable." Include the specific factors you considered in making this determination.

5. Please explain the purpose of the first table. Given the technical nature of the information conveyed, it is unclear whether the table purports to reflect the superiority of your microbial technology over the technology of the comparable competitors.

6. Please include in the product feature comparison table comparable information for the Japanese competitor, as done in the prior two tables.

Forms 10-Q/A for the Fiscal Quarters Ending June 30; September 30; and December 31, 2008

General

7. We note your response to comment twenty-three from our letter dated January 30, 2009, and we disagree with your analysis. It appears that an SB-2 (file no. 333-110733) filed by Otish Resources, Inc., your predecessor, went effective April 14, 2005. Your reporting obligation under Section 15(d) of the Securities Exchange Act arose at that time. Therefore, contrary to your analysis, it appears that you have been subject to mandatory reporting requirements for nearly four years and are an accelerated filer. Please advise.

Exhibits 31

8. We note that you include each officer's title in the caption of the certifications. In future filings, please use the exact form of certification, which does not include the title of the officers. See Item 601(b)(31) of Regulation S-K.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director